March 31, 2025

Juan Gabriel Diaz
Chief Executive Officer
Software Effective Solutions, Corp.
6500 River Place Boulevard
Building 7, Suite 250
Austin, Nevada 78730

       Re: Software Effective Solutions, Corp.
           Offering Statement on Form 1-A
           Filed March 19, 2025
           File No. 024-12591
Dear Juan Gabriel Diaz:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
General

1. Please advise how the Subject Convertible Notes are convertible into Offered Shares.
       Securities Act Rule 251(d)(3)(i)(F) is only available for issuances of securities after an offering statement has been qualified. Given that the Subject Convertible Notes are presently exercisable and your offering statement is not yet qualified, it appears that
       Regulation A is not available for conversion of such securities. Please refer to
       Securities Act Sections Compliance and Disclosure Interpretations 139.01 and 134.03.
2. We note that it is not permissible to qualify shares underlying notes that have not yet been issued. Please revise to remove from the offering any shares underlying convertible notes that have not yet been issued.
 March 31, 2025
Page 2

         We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at
202-551-
3334 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Eric Newlan, Esq.